                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549








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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                 WARBURG, PINCUS SMALL COMPANY GROWTH FUND, INC.
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION



                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 10th day of December, 1996.


        Signature: WARBURG, PINCUS SMALL COMPANY GROWTH FUND, INC.
                               (Name of Registrant)


               By: /s/Eugene P. Grace
             Name:    Eugene P. Grace
            Title:    Vice President and Secretary





Attest: /s/Maryann Maglia
  Name:    Maryann Maglia
 Title:    Assistant